UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-55380

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
BEARINGPOINT, INC. 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BearingPoint, Inc.
100 Crescent Court, Suite 700
Dallas, Texas 75201

BEARINGPOINT, INC. 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Number
REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits at December 31, 2008 and December 31, 2007	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and December 31, 2007	5
Notes to Financial Statements	6
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)-December 31, 2008	14

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BearingPoint, Inc. 401(k) Plan Committee:
We have audited the accompanying statements of net assets available for benefits of the BearingPoint, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
McLean, Virginia
June 26, 2009

BEARINGPOINT, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS
Investments, at fair value (Note 3)	$384,507,781	$573,367,022
Receivables:
Company contributions, net of forfeitures (Note 1)	7,214,144	7,724,715
Employee contributions	1,335,355	1,684,235
Other	53,640	43,390

Total assets	393,110,920	582,819,362
LIABILITIES
Accrued administrative expenses	207,605	98,000

Net assets available for benefits, at fair value	392,903,315	582,721,362
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts (Note 2)	7,533,094	476,733

Net assets available for benefits	$400,436,409	$583,198,095

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007
Additions to assets attributed to:
Investment income
Net (depreciation) appreciation in fair value of investments (Note 3)	$(183,720,165)	$2,251,741
Interest and dividends	6,457,980	27,761,782

Total investment (expense) income	(177,262,185)	30,013,523

Contributions
Participant contributions and rollovers	67,717,246	80,239,466
Company contributions, net of forfeitures (Note 1)	6,919,163	7,384,957

Total contributions	74,636,409	87,624,423

Deductions from assets attributed to:
Benefit payments to participants	79,938,093	72,759,986
Administrative expenses (Note 1)	197,817	285,621

Total deductions	80,135,910	73,045,607

Net (decrease) increase	(182,761,686)	44,592,339

Net assets available for benefits
Beginning of year	583,198,095	538,605,756

End of year	$400,436,409	$583,198,095

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. Description of the Plan
General
     The following brief description of the BearingPoint, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a complete description of the provisions of the Plan.
     The Plan is a defined contribution plan. All full-time and part-time employees of BearingPoint, Inc. (the “Company”) who are regularly scheduled to work a minimum of 1,000 hours in a year, or have completed one year of service, are eligible to participate. The Plan has a 401(k) portion, which allows participants to make pre-tax contributions, and an after-tax portion, which allows participants to make after-tax contributions. Effective February 1, 2008, the Plan was amended to allow participants to make Roth 401(k) contributions and to allow for the rollover of Roth 401(k) contributions into the Plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
     On February 18, 2009 (the “Petition Date”), BearingPoint, Inc. and certain of its subsidiaries based in the U.S. (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Bankruptcy Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). As part of the “first day” relief requested by the Debtors, the Bankruptcy Court entered an order authorizing the Debtors to make payments and take certain actions related to wages and employee benefit plans (the “Initial Wage Order”). On March 13, 2009, the Bankruptcy Court entered an order supplementing the Initial Wage Order (together with the Initial Wage Order, the “Wage Order”). The Wage Order granted the Debtors specific authority to, among other things, pay participant contributions deducted prior to the filing of the Chapter 11 Cases to the Plan trustee, maintain the Plan and continue making payments attributable to the Plan. Since the Petition Date, the Company has sold significant portions of its businesses and assets and has entered into agreements or is in negotiations to sell its remaining businesses and assets. It is expected that upon the consummation of these transactions the Company will wind down its operations and cease to operate as a going concern. As a result, the continuation of the Plan is uncertain. No provision for this uncertainty has been made in the Plan’s financial statements.
Contributions
     Eligible employees may elect to contribute between 1% to 50% of their annual eligible compensation as pre-tax contributions, Roth 401(k) contributions or after-tax contributions. Contributions to the Plan are subject to the limits imposed by the Code and by the Plan. The maximum combined pre-tax and Roth 401k contributions permitted by the Code were $15,500 for calendar years 2008 and 2007. Employees who were age 50 or older at anytime in calendar years 2008 and 2007 could also elect to contribute between 1% to 20% of their annual eligible compensation as combined pre-tax and Roth 401(k) catch-up contributions, up to $5,000 permitted by the Code. Participants may elect to make after-tax contributions up to a maximum of 50% of their eligible compensation on a combined pre-tax, Roth 401(k) and after-tax basis. Participants may also roll over amounts representing distributions from other qualified retirement plans. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments.
     The Plan offers participants a variety of investment options, including investments in collective trusts and mutual funds. In addition, employees have the option to make contributions to a self-directed brokerage account, which permits the participants to choose from a wide array of investments including publicly traded stocks, fixed-income instruments and mutual funds. Participants may change their deferral percentage and investment selection for future contributions at any time. The changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. Participants may transfer part or all of existing account balances among funds in the Plan at any time.
     From Plan inception through September 14, 2006, employees were able to elect to invest in the Company’s common stock fund. Effective September 14, 2006, the Plan was amended to permanently prohibit additional participant purchases of, and Company contributions to, Company common stock under the Plan. In addition, participants may no longer transfer any existing account balance to the Company’s common stock fund. Employees may continue to dispose of any of the Company’s common stock currently held in their retirement funds, subject to the Company’s insider trading policy. U.S. Trust serves as independent fiduciary of the Company’s common stock fund. On July 1, 2007, U.S. Trust merged with Bank of America and now operates as U.S. Trust, Bank of America Private Wealth Management.
     For the Plan year ended December 31, 2008 and 2007, employees who were employed on the last day of the Plan year and who made pre-tax salary reduction contributions during the Plan year and/or Roth 401(k) contributions during the Plan year received a Company matching contribution of 25% of the first 6% of eligible compensation contributed to the Plan. The Company may also make additional discretionary contributions to the Plan. No discretionary contributions were made for the Plan year ended December 31, 2008 or 2007. Catch-up and after-tax contributions are not eligible for the Company matching contribution. The matching contribution is calculated once each year based on contributions to the Plan as of the last day of the Plan year. Matching contributions are made in cash. The Company match is allocated based on participant investment elections on file at the time the matching contribution is made. Matching contributions for the year ended December 31, 2008 and 2007 were $8,549,237 and $9,657,023, respectively. Company matching contributions receivable at December 31, 2008 were reduced by available forfeitures at December 31, 2008 of $1,648,460. Company matching contributions receivable at December 31, 2007 were reduced by available forfeitures at December 31, 2007 of $2,227,289. Forfeitures represent Plan year-end non-vested Company matching contributions for participants who have terminated their employment with the Company and have either had a distribution processed from the Plan or have had funds remaining in the Plan for more than five consecutive years from their termination date. Company matching contributions, net of forfeitures, are classified in the Statements of Net Assets Available for Benefits as receivables, as Company matching contributions are paid subsequent to the Plan year-end.
     The Company may, at its discretion, make profit-sharing contributions to the Plan to eligible employees employed on the last day of the Plan year, allocated according to their relative amount of compensation. Investment allocations of profit-sharing contributions are participant-directed. No profit-sharing contributions were made for the year ended December 31, 2008 or 2007.
     Included in employer contributions receivable as of December 31, 2008 and 2007 were $313,367 and $294,981, respectively, representing amounts estimated to be due from the Company for various operational error corrections between 2000 and 2006 related to certain eligible earnings plus interest. After a final determination of the amount has been made, it will be paid by the Company. Management has identified and proposed a method of correction for theses operational errors. In May 2009, the Plan received approval from the IRS to correct the respective operational errors. Management anticipates having the operational errors corrected in July 2009.
Participant Accounts
     The Plan recordkeeper, Merrill Lynch & Co., maintains an account in the name of each participant constituting the sum of the participant’s pre-tax contributions, Roth 401(k) contributions, after-tax contributions, matching contributions, profit-sharing contributions, rollover contributions and share of the net earnings, losses and expenses, if any, of the various investment funds; less any loans and withdrawals. Allocations are based on compensation or account balances, as defined. The interest of each participant in each of the funds is represented by units/shares credited to the participant’s account. Each participant is entitled to the vested benefit of such participant’s account.
Vesting
     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions, plus actual earnings thereon, is based on years of service. Matching and profit-sharing contributions will vest in equal 25% increments at each anniversary date of a participant’s years of service, commencing with such participant’s second anniversary date; therefore, 100% of matching and profit-sharing contributions will be vested after five years of service. Forfeitures are used to reduce future Company matching contributions.
     On May 1, 2009, the Company’s Board of Directors, specifically the Compensation Committee, approved a change in the Plan to fully vest employer matching contributions for any participant who was employed by the Company at anytime in 2009. There is no effect on the Plan’s financial statements as a result of these actions.

Participant Loans
     Active participants may borrow a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of their aggregate vested account balances from their Roth Rollover account, Roth 401(k) contributions, vested matching contributions account, pre-tax contributions account, and pre-tax rollover account (in such order), excluding the after-tax account. Loan terms range from one to five years or, in the case of loans for the purchase of a primary residence, up to twenty years. A participant may have up to two loans outstanding at any time. The loans are secured by the account balance under the Plan and bear interest at 1% plus the ending prime interest rate of the month preceding the date of the loan. Loans issued after January 30, 2007 bear interest at 1% plus the ending prime interest rate of the calendar quarter preceding the date of the loan. As of December 31, 2008 and 2007, interest rates on outstanding loans ranged from 4.00% to 10.00%. Principal and interest are generally repaid through regular semi-monthly after-tax payroll deductions; however, participants may elect to repay the entire outstanding loan balance at any time without penalty.
     Upon a participant’s termination of employment, any loan that is outstanding becomes immediately payable in full. Participant loans considered in default based on the terms of the Plan document are deemed cancelled and are included as distributions in the Statements of Changes in Net Assets Available for Benefits. During the year ended December 31, 2008 and 2007 $1,381,715 and $879,471, respectively, in defaulted participant loans were treated as deemed distributions.
Withdrawals
     Participants employed with the Company who are at least 59 1/2 years old may request the Company’s 401(k) Plan Committee (or its designee) to distribute all or any portion of such account balance, to the extent it is vested.
     Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described in Note 1, “Participant Loans,” before requesting a hardship withdrawal. Participants must submit evidence of hardship to the Company’s 401(k) Plan Committee (or its designee), which will determine whether the situation qualifies for a hardship withdrawal.
Distributions
     Upon termination of employment, a participant who has vested benefits below $5,000 (excluding any rollover amounts) receives a lump-sum distribution. A participant whose vested benefits equal or exceed $5,000 (excluding any rollover amounts) may elect to receive a distribution of his/her account balance or leave the vested balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant attains age 70 1/2. A participant may elect to receive the distribution as a lump-sum distribution, or in monthly installments over a period not to exceed such participant’s life expectancy, or the joint and last survivor life expectancy of such participant or such participant’s beneficiary. If a lump sum distribution is elected, any portion invested in the Company common stock fund may be distributed in cash or in shares of Company common stock. Fractional shares are paid in cash. There are minimum distribution requirements for each calendar year, up to and including the year of the participant’s date of death. Additional minimum distribution requirements are established for the designated beneficiary upon the participant’s death. The minimum distribution requirements are calculated based on a number of factors, including the participant’s account balance, the participant’s age and life expectancy, and if the participant’s sole designated beneficiary is the participant’s spouse, the spouse’s age and life expectancy.
     Effective for mandatory distributions made under the Plan on or after March 28, 2005, in the event of a mandatory distribution that is greater than $1,000 and is an eligible rollover distribution subject to the direct rollover requirements of Section 401(a)(31) of the Code, if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the 401(k) Plan Committee (or its designee) will pay the distribution in a direct rollover to an individual retirement plan (i.e., individual retirement account or an individual retirement annuity) designated by the 401(k) Plan Committee (or its designee).
     Upon the death of a participant, the value of the participant’s account will be distributed to the participant’s beneficiary. If the participant is married, the beneficiary must be the participant’s spouse, unless the participant’s spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant marries or remarries, any prior beneficiary designation is cancelled and the current spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds will be paid to the participant’s surviving spouse, or, if no surviving spouse exists, to the participant’s estate.
Plan Termination
     Although the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA, it has not made any decision to do so.

Administration
     The assets of the Plan are held by Merrill Lynch & Co., as trustee of the BearingPoint, Inc. 401(k) Plan Trust (the “Trust”). The assets in the Trust are invested in various mutual funds, collective trusts, money market funds and common stock. As of December 31, 2008, the assets of the Plan were invested with the following investment managers: BlackRock Investment Management, LLC; Goldman Sachs; Hotchkis and Wiley Funds; American Funds; T. Rowe Price; Munder; Managers Investment Group; Dodge and Cox; Victory Capital Management Inc.; Pacific Investment Management Company, LLC (PIMCO); and Northern Trust Global Investments (NTGI).
     The administrative functions of the Plan are primarily performed by the Company’s Benefits group. The Company does not receive compensation from the Plan for services provided. Administrative costs of the Plan that are deducted from participants’ accounts include (a) brokerage fees and commissions, which are included in the cost of investments and in determining net proceeds on sales of investments, and (b) investment management fees, which are paid from the assets of the respective funds; those fees comprise fixed annual charges and charges based on a percentage of net asset value. Administrative expenses paid for by the Plan primarily relate to the audit of the financial statements and to US Trust for its fees related to its service as independent fiduciary of the Company’s common stock fund. Operational expenses, including certain legal fees and expenses related to the use of premises, facilities and equipment, for the year ended December 31, 2008 and 2007 were paid by the Company.
Risks and Uncertainties
     The Plan provides for various investment options in mutual funds, bank collective trusts and common stock. Investment securities are subject to various risks, such as interest rates, credit and overall market volatility. Due to the risks associated with investment securities, it is possible that the value of investment securities will change, including a decrease in value, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 2. Summary of Significant Accounting Policies
Basis of Accounting
     The financial statements of the Plan are prepared using the accrual method of accounting.
Investment Valuation and Income Recognition
     The Plan’s investments, including self-directed brokerage investments, are stated at fair value. Cash and cash equivalents are reported at cost, which approximates fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common stock are valued at quoted market prices on the last business day of the Plan year. The fair value of the participation units in common collective trusts (other than the Merrill Lynch Retirement Preservation Trust) is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximates fair value.
     Purchases and sales of securities are recorded on a trade-date basis, and gain or loss on disposition is based on average cost. Unsettled security transactions at year end are reflected in the financial statements as a payable or receivable. Dividend income is recorded as of the “ex-dividend date,” and interest income is recorded on an accrual basis.
     As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (the Merrill Lynch Retirement Preservation Trust). As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Merrill Lynch Retirement Preservation Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Merrill Lynch Retirement Preservation Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Merrill Lynch Retirement Preservation Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Contributions
     Contributions made by participants are recorded in the period in which the amounts have been withheld from compensation.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results may differ significantly from those estimates.
Payment of Benefits
     Benefits payments to participants are recorded upon distribution.
New Accounting Pronouncements
     As of January 1, 2008, the Plan adopted the provisions of FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, for its investments. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurement. Although the adoption of SFAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements (see Note 4, “Fair Value Measurements”).
NOTE 3. Investments
     The following investments represent 5% or more of the Plan’s assets at:

	December 31,
	2008	2007
Merrill Lynch Retirement Preservation Trust	$54,194,049	$51,927,023
Merrill Lynch Equity Index Trust Tier XIII	38,326,879	61,438,832
Merrill Lynch Large Cap Value Trust Tier 1	35,025,245	54,511,278
Victory Institutional Diversified Stock Fund	32,913,946	54,506,339
American Growth Fund of America R4	28,953,609	52,405,743
Dodge & Cox International Stock Fund	26,779,577	54,900,195
Pimco Total Return Fund ADMN CL	24,512,346	—
Hotchkis & Wiley Small Cap Value Fund I	—	30,731,480
     The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the respective periods) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2008	2007
Mutual Funds	$(128,012,753)	$(5,523,074)
Collective Trusts	(55,400,883)	8,395,769
Common Stock	(306,529)	(620,954)

Net appreciation in fair value of investments	$(183,720,165)	$2,251,741

For additional information about the investments held by the Plan as of December 31, 2008, see “Schedule H, Line 4i-Schedule of Assets (Held at End of Year)-December 31, 2008.”

NOTE 4. Fair Value Measurements
     Effective January 1, 2008, the Plan adopted SFAS 157 for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 Observable inputs of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 Inputs other than Level 1 quoted prices, for similar instruments in active markets that are either directly or indirectly observable.
Level 3 Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
     The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
     As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Fair Value Measurements
	At December 31, 2008
Investments	Level 1	Level 2	Level 3	Total
Cash equivalents	$269,937	$—	$—	$269,937
Mutual funds	210,142,271	—	—	210,142,271
Self-directed brokerage investments	14,493,062	—	—	14,493,062
Common stock	2,802	—	—	2,802
Collective trusts	—	153,392,869	—	153,392,869
Participant loans	—	—	6,206,840	6,206,840

Total investments at fair value	$224,908,072	$153,392,869	$6,206,840	$384,507,781

     Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant loans
Balance at December 31, 2007	$6,888,466
Purchases, issuances, and settlements, net	(681,626)

Balance at December 31, 2008	$6,206,840

NOTE 5. Related Party Transactions
     Certain Plan investments are shares of mutual funds and collective trusts managed by BlackRock Investment Management, LLC., an affiliate of the trustee of the Plan. These transactions are considered party-in-interest transactions. In addition, Merrill Lynch & Co. acts as the recordkeeper for the Plan. During the year ended December 31, 2008 and 2007, the Plan incurred costs of $24,344 and $13,929, respectively, to Merrill Lynch & Co. Also, as of August 2005, U.S. Trust was appointed as independent fiduciary of the Plan as it relates to the Company’s common stock fund, and the Plan incurred costs of $35,000 and $50,000 during the year ended December 31, 2008 and 2007, respectively. On July 1, 2007, U.S. Trust merged with Bank of America and now operates as U.S. Trust, Bank of America Private Wealth Management. On January 1, 2009, Bank of America Corporation acquired Merrill Lynch & Co.
     At December 31, 2008 and 2007, the Plan had outstanding loans to participants of $6,206,840 and $6,888,466, respectively. These transactions are considered party-in-interest transactions.

     At December 31, 2008, the Plan held 2,001 shares of the Company’s common stock valued at $2,701, based on a per share price of $1.35. At December 31, 2007, the Plan held 2,306 shares of the Company’s common stock valued at $326,390, based on a per share price of $141.50. All BearingPoint share and per share amounts presented in the Plan’s financial statements and in the notes thereto have been adjusted to reflect the one-for-fifty reverse stock split which was effective December 10, 2008. During the year ended December 31, 2008, there were no purchases of the Company’s common stock and the Plan sold 252 shares of the Company’s common stock with a market value of $15,019. During the year ended December 31, 2007, there were no purchases of the Company’s common stock and the Plan sold 996 shares of the Company’s common stock with a market value of $354,861. The remaining share activity for the year ended December 31, 2008 and 2007 of 53 and 21 shares, respectively, of the Company’s common stock were due to non-cash “in-kind” distributions to participants and other forfeitures.
     On the Petition Date, the Debtors filed a plan of reorganization with Bankruptcy Courts in connection with the Company’s Chapter 11 filing, proposing to, among other things, cancel all existing equity in the Company, including the Company’s common stock, for no consideration. As a result, U.S. Trust, Bank of America Private Wealth Management as independent fiduciary of the Plan as it relates to the Company’s common stock fund, took action to sell all shares of BearingPoint, Inc. stock held by the Plan. All shares the Plan held in the Company’s common stock were sold in February 2009.
NOTE 6. Income Tax Status
     The Plan received a favorable determination letter from the Internal Revenue Service dated July 18, 2003. The Plan has been amended a number of times since the date of the determination letter. The Plan administrator believes the Plan is designed in compliance with the applicable requirements of the Internal Revenue Code and applicable Internal Revenue Service guidance. The Trust established under the Plan is qualified under Section 401(a) of the Internal Revenue Code. The Plan administrator does not anticipate any changes in the Plan’s qualified tax status. Accordingly, a provision for federal income taxes has not been made.

NOTE 7. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements, to the Form 5500:

	Year Ended December 31,
	2008	2007
Net assets available for benefits per the financial statements	$400,436,409	$583,198,095
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,533,094)	(476,733)
Less: amounts due to withdrawing participants	(269,674)	(1,361,472)

Net assets available for benefits per the Form 5500	$392,633,641	$581,359,890

     The following is a reconciliation of benefits to participants according to the financial statements for the year ended December 31, 2008, to the Form 5500:

Benefits paid per the financial statements	$79,938,093
Add: amounts allocated to withdrawing participants at December 31, 2008	269,674
Less: amounts allocated to withdrawing participants at December 31, 2007	(1,361,472)

Benefits paid per the Form 5500	$78,846,295

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
     The following is a reconciliation of total additions according to the financial statements for the year ended December 31, 2008, to the Form 5500:

Total additions per the financial statements	$(102,625,776)
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007	476,733
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	(7,533,094)

Total additions per the Form 5500	$(109,682,137)

BEARINGPOINT, INC. 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		(c) Description of investment, including
	(b) Identity of issue, borrower,	maturity date, rate of interest,		(e) Current
(a)	lessor or similar party	collateral, par or maturity value	(d)	Value
*	Merrill Lynch Mid Cap S&P 400 Index Trust Tier 2	Collective Trust, 349,170.7013 units	**	$5,220,102
*	Merrill Lynch Equity Index Trust Tier XIII	Collective Trust, 4,932,674.2468 units	**	38,326,879
*	Merrill Lynch Small Cap Index Collective Trust Tier VII	Collective Trust, 1,074,630.9135 units	**	7,586,894
*	Merrill Lynch International Index Collective Trust Tier 5	Collective Trust, 1,567,808.9203 units	**	12,025,094
*	Merrill Lynch Large Cap Value Trust Tier 1	Collective Trust, 4,531,079.5496 units	**	35,025,245
	NTGI QM Collective Aggregate Bond Index Tier M	Collective Trust, 22,663.9870 units	**	8,547,700
*	Merrill Lynch Retirement Preservation Trust	Collective Trust, 54,194,048.8399 units	**	46,660,955

	Subtotal Common/Collective Trusts			153,392,869

	Dodge & Cox International Stock Fund	Mutual Fund, 1,222,811.7346 units	**	26,779,577
	Managers AMG Essex Small/Micro Cap Growth Fund	Mutual Fund, 373,223.6193 units	**	4,314,465
	Pimco High Yield Fund ADMN CL	Mutual Fund, 916,041.7233 units	**	6,128,319
	American Capital World Growth & Income Fund R4	Mutual Fund, 598,414.5294 units	**	15,869,953
	American Europacific Growth Fund R4	Mutual Fund, 395,344.3005 units	**	10,895,689
	American Growth Fund of America R4	Mutual Fund, 1,424,882.3197 units	**	28,953,609
	T Rowe Price Retirement 2040	Mutual Fund, 134,715.7419 units	**	1,492,650
	Goldman Sachs Government Income Fund INST	Mutual Fund, 1,006,324.3190 units	**	15,155,244
	T Rowe Price Retirement 2010	Mutual Fund, 112,652.7746 units	**	1,262,838
	T Rowe Price Retirement 2020	Mutual Fund, 173,269.3271 units	**	1,925,022
	T Rowe Price Retirement 2030	Mutual Fund, 193,257.9246 units	**	2,156,758
	T Rowe Price Retirement 2015	Mutual Fund, 90,368.0264 units	**	750,055
	T Rowe Price Retirement 2025	Mutual Fund, 190,631.0553 units	**	1,513,611
	T Rowe Price Retirement 2035	Mutual Fund, 169,868.4798 units	**	1,323,275
	T Rowe Price Retirement 2045	Mutual Fund, 154,891.7123 units	**	1,143,101
	Victory Institutional Diversified Stock Fund	Mutual Fund, 4,241,487.8439 units	**	32,913,946
	T Rowe Price Retirement 2055	Mutual Fund, 35,125.3470 units	**	215,318
	T Rowe Price Retirement 2050	Mutual Fund, 16,702.5101 units	**	103,556
	Pimco Total Return Fund ADMN CL	Mutual Fund, 2,417,391.1743 units	**	24,512,346
	Hotchkis & Wiley Small Cap Value Fund I	Mutual Fund, 808,231.0973 units	**	14,426,925
	Hotchkis & Wiley Mid Cap Value Fund I	Mutual Fund, 829,493.7306 units	**	9,572,358
	Munder MID Cap Core Growth Fund Y	Mutual Fund, 509,548.1699 units		8,733,656

	Subtotal Mutual Funds			210,142,271

	Employee Self Direct Option Assets	Self-directed	**	14,493,062
*	BearingPoint, Inc. Common Stock	Employer Common Stock, 2,001.4333 shares	**	2,802
*	Loans to Participants	Interest rate range, 4.0% to 10.0%, maturity dates range from 1/2009-10/2028	**	6,206,840
*	Merrill Lynch CMA Money Fund		**	269,937

				$384,507,781

*	Party-in-interest

**	Cost information omitted for fully-participant directed investments

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEARINGPOINT, INC. 401(k) PLAN
Date: June 29, 2009	By:	/s/ SEAN HUURMAN
Sean Huurman
401(k) Plan Committee Chair